                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                  FORM 12b-25

          NOTIFICATION OF LATE FILING
                                                -------------------------
                                                     SEC FILE NUMBER
                                                         000-28707

                                                -------------------------

                   (Check One):

                                                -------------------------
                                                       CUSIP NUMBER
                                                            n/a

                                                -------------------------


[X] Form 10-K and Form 10-KSB [_] Form 20-F [_] Form 11-K [_] Form 10-Q and Form 10-QSB
                                [_] Form N-SAR

  For Period Ended:           December 31, 2000
  [_] Transition Report on Form 10-K
  [_] Transition Report on Form 20-F
  [_] Transition Report on Form 11-K
  [_] Transition Report on Form 10-Q
  [_] Transition Report on Form N-SAR

  For the Transition Period Ended:..............................................

--------------------------------------------------------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:................................
  ..............................................................................

--------------------------------------------------------------------------------

Part I - Registrant Information

--------------------------------------------------------------------------------

  Full Name of Registrant

                      Carbite Golf, Inc.

  Former Name if Applicable

                      n/a

  Address of Principal Executive Office (Street and Number)

                      9985 Huennekens Street

     City, State and Zip Code

                      San Diego, CA  92121


--------------------------------------------------------------------------------

Part II - Rules 12b-25(b) and (c)

--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable efforts or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589, effective April 12, 1989, 54 F.R.
10306.]    [X]

  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------

Part III - Narrative

--------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, -SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589, effective August 13, 1992, 57 FR 36442.]

  Audited Financial Statements and presentation issues thereof have not been completed by the Company's auditors, which makes the Company unable to file this Annual Report on Form 10-KSB in a timely manner without unreasonable effort or expense. The Company has, however, used its best efforts to file the Annual Report on Form 10-KSB in a timely manner.

--------------------------------------------------------------------------------

Part IV - Other Information

--------------------------------------------------------------------------------

  (1) Name and telephone number of person to contact in regard to this notification

               A W Robertson            (858) 625-0065

  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes     [_] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes     [_] No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  The Company anticipates that results of operations for the year ending December 31, 2000 will show a significant change from the year ending December 31, 1999. The Company estimates that for the year ending December 31, 2000, net sales were approximately $14.6 million versus $18.5 million in 1999, and net income was approximately a loss of $2.6 million versus a loss of ($205,484) in 1999.
                                   Carbite Golf, Inc.
                         (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2001             By: /s/ Andrew Robertson
                                    --------------------------------------------
                                    Andrew W. Robertson COO Chief Operating
                                    Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------

                                 ATTENTION

  Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

--------------------------------------------------------------------------------